UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

CREATIVE HOST SERVICES, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22527P 10 2
(CUSIP Number)

Johnny C. Taylor, Jr., Esq.
Executive Vice President,
General Counsel and Secretary
Compass Group USA, Inc.
2400 Yorkmont Road
Charlotte, North Carolina 28217
Telephone: (704) 329-4032
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

Copy To:

Boyd C. Campbell, Jr.
Helms Mulliss & Wicker, PLLC
201 North Tryon Street
Charlotte, North Carolina 28202
Telephone: (704) 343-2030

February 18, 2004
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 22527P 10 2

1.      Names of Reporting Persons
         IRS Indentification Nos. of Above Persons

         Yorkmont Five, Inc.

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X]
         (b)

3.      SEC Use Only ....................

4.      Source of Funds (See Instructions)             AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ( )

6.     Citizenship or Place of Organization California

	7.	Sole Voting Power 0
Number of Shares
	8.	Shared Voting Power 900,000 (1)
Beneficially Owned by Each Reporting Person With
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,562,668 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person            3,562,668 (1)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.     Percent of Class Represented by Amount in Row (11)      40.3%

14.     Type of Reporting Person       CO

CUSIP No. 22527P 10 2

1.      Names of Reporting Persons
         IRS Identification Nos. of Above Persons

         Compass Group USA Investments, LLP

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]
          (b)

3.       SEC Use Only ....................

4.       Source of Funds (See Instructions)          WC, AF

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ( )

6.      Citizenship or Place of Organization                Delaware

	7.	Sole Voting Power 0
Number of Shares
	8.	Shared Voting Power 900,000 (1)
Beneficially Owned by Each Reporting Person With
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,562,668 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person            3,562,668 (1)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.      Percent of Class Represented by Amount in Row (11)          40.3%

14.      Type of Reporting Person         PN

(1) No shares of common stock, no par value, of Creative Host Services, Inc. have been purchased, directly or indirectly, by the reporting persons. Rather, the reporting persons may be deemed to have beneficial ownership of the shares reported herein pursuant to a Tender and Voting Agreement and a Tender Agreement (as described in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting persons of all of the outstanding shares of common stock, no par value, of Creative Host Services, Inc. Such beneficial ownership is expressly denied by each of the reporting persons.

Item 1. Security and Issuer

        This Statement on Schedule 13D relates to the shares of common stock, no par value (the "Common Stock"), of Creative Host Services, Inc., a California corporation (the "Company"). The Company's principal executive offices are located at 16955 Via Del Campo, Suite 110, San Diego, California 92127.

Item 2. Identity and Background

        The persons filing this Statement are Yorkmont Five, Inc., a California corporation ("Purchaser"), and Compass Group USA Investments, LLP, a Delaware limited liability partnership ("Parent"). Purchaser and Parent are collectively referred to herein as the "Reporting Persons".

      Yorkmont Five, Inc.

        Purchaser has to date engaged in no activities other than those incident to its formation and the commencement and completion of the Offer and the Merger. Purchaser is a wholly owned indirect subsidiary of Parent. The principal executive offices of Purchaser are located at 2400 Yorkmont Road, Charlotte, North Carolina 28217. The telephone number for Purchaser is (704) 329-4000.

     Compass Group USA Investments, LLP

     Parent, is a wholly owned indirect subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales ("Ultimate Parent"). Parent is wholly owned by two general partners, Compass Group Holdings PLC, a public limited company incorporated under the laws of England and Wales ("Group Holdings"), and Compass Overseas Holdings Ltd, a limited company incorporated under the laws of England and Wales ("Overseas Holdings"). Overseas Holdings is a wholly owned direct subsidiary of Group Holdings. Group Holdings is a wholly owned direct subsidiary of Hospitality Holdings Ltd, a limited company incorporated under the laws of England and Wales ("Hospitality Holdings") and a wholly owned direct subsidiary of Ultimate Parent.

     Parent serves as an entity through which Ultimate Parent makes investments in its North American operations. Ultimate Parent is the world's largest foodservice company. Ultimate Parent is listed on the London Stock Exchange and is a member of the FTSE 100. Ultimate Parent's foodservice operations employ more than 425,000 associates worldwide and include contract catering and concessions. Ultimate Parent is organized geographically into three divisions - United Kingdom, North America and Continental Europe and the rest of the world, and also by market sector within each of these divisions. The market sectors are: Business and Industry, Fine Dining, Vending, Healthcare, Travel, Leisure and Concessions, Education and Defense, Offshore and Remote Site. The principal executive offices of Parent are located at 2400 Yorkmont Road, Charlotte, North Carolina 28217. The telephone number for Parent is (704) 329-4000. The principal executive offices of Ultimate Parent, Hospitality Holdings, Group Holdings and Overseas Holdings are located at Compass House, Guildford Street, Chertsey, Surrey, England KT16 9BQ, telephone number 011-44-1932-573-000.

       Directors and Executive Officers of Purchaser

        The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Purchaser and certain other information are set forth below. The address of each director and executive officer of Purchaser is c/o Compass Group USA, Inc., 2400 Yorkmont Drive, Charlotte, North Carolina 28217. Unless otherwise indicated below, each director and executive officer of Purchaser is a citizen of the United States.

Name and Citizenship (Age at 2/18/04)	Positions and Offices Held with Purchaser	Principal Occupation and Business Experience During Past Five Years; Outside Directorships
Thomas G. Ondrof (39)	Director, President	Chief Financial Officer of Ultimate Parent's North America Division since July 1999; Vice President-Finance and Planning of Ultimate Parent's North America Division from May 1998 to July 1999.
Antony G. Shearer United Kingdom (40)	Director	Chairman of Foodbuy LLC, an indirect subsidiary of Parent, since July 2001; Vice President-Information Systems of Ultimate Parent's North America Division from November 1994 to July 2001.
Johnny C. Taylor, Jr. (35)	Director, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of Ultimate Parent's North America Division since January 2004; Senior Vice President, General Counsel and Secretary of Ultimate Parent's North America Division from May 2002 until January 2004; General Counsel and Senior Vice President-Human Resources of Paramount Parks, Inc. from March 1998 to May 2002.

Directors and Executive Officers of Ultimate Parent

         The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Ultimate Parent and certain other information are set forth below. Unless otherwise indicated below, (1) the address of each Ultimate Parent director and executive officer is c/o Compass Group PLC, Guildford Street, Chertsey, Surrey, England KT16 9BQ and (2) the directors and executive officers listed below are citizens of the United Kingdom.

Name and Citizenship (Age at 2/18/04)	Positions and Offices Held with Ultimate Parent	Principal Occupation and Business Experience During Past Five Years; Outside Directorships
Francis H. Mackay (59)	Executive Chairman	Appointed Chief Executive of Ultimate Parent in 1991 and additionally Deputy Chairman in 1994; became Chairman of Ultimate Parent in July 1999; appointed Chairman of Group Holdings in February 1987; Director of Overseas Holdings since June 1992; a Non-executive Chairman of Kingfisher plc.

Name and Citizenship (Age at 2/18/04)	Positions and Offices Held with Ultimate Parent	Principal Occupation and Business Experience During Past Five Years; Outside Directorships
Michael J. Bailey (55)	Director, Chief Executive Officer	Director of Ultimate Parent since 1995 and Chief Executive Officer of Ultimate Parent's North America Division from 1994 to 1999; became Chief Executive of Ultimate Parent in July 1999; appointed President and Chief Executive Officer of Group Holdings in September 1995; Director of Overseas Holdings since September 1997.
Peter H. Blackburn (63)	Non-executive Director	Non-executive Director of Ultimate Parent since April 2002; Chairman of Northern Foods plc and Non-executive Director of SIG plc; formerly President of the Food and Drink Federation and Chairman and Chief Executive Officer of Nestlé U.K.; c/o Northern Foods plc, Beverley House, St. Stephen's Square, Hull HU1 3XG.
Dennis P. Cassidy (71)	Non-executive Director	Non-executive Director of Ultimate Parent since June 1994; Non-executive Director of Forever Broadcasting plc; formerly Chairman of Satellite Information Systems, Newcastle United PLC, Liberty Public Limited Company, The Oliver Group plc and Ferguson International Holdings PLC; c/o Cassidy & Partners, P.O. Box 593, Peterborough PE1 1WN.
Peter E.B. Cawdron (60)	Senior Independent Non-executive Director, Deputy Chairman	Non-executive Director of Ultimate Parent since November 1993 and Deputy Chairman since July 1999; formerly a Director of Grand Metropolitan PLC, and is now a Non-executive Director of several companies, including Capita Group PLC, Johnston Press PLC, ARM Holdings PLC, Punch Taverns PLC and Capital Radio PLC; c/o The Old Bakery, Rectory Road, Great Haseley, Oxford OX44 7JG.
Alain F. Dupuis (59)	Director, Chief Executive Officer, Global Business Division	Director of Ultimate Parent since September 1995 and Chief Executive Officer, Global Business Division of Ultimate Parent since 1997; Director of Group Holdings since September 1995; Founder of Ticket Restaurant in Belgium and previously Chief Executive Officer of Seafood Broiler, a California restaurant chain, National Cleaning Contractor, a building maintenance company in the US, and Eurest International.

Name and Citizenship (Age at 2/18/04)	Positions and Offices Held with Ultimate Parent	Principal Occupation and Business Experience During Past Five Years; Outside Directorships
Valerie F. Gooding (53)	Non-executive Director	Non-executive Director of Ultimate Parent since January 2000; Chief Executive of BUPA since September 1996; a Non-executive Director of BAA plc; formerly a director of Cable & Wireless Communications plc; c/o BUPA, BUPA House, 15/19 Bloomsbury Way, London, England WC1A 2BA.
Clive W. P. Grundy (52)	Human Resources Director	Director of Ultimate Parent since October 2002 and Human Resources Director since 1996.
Sven A. Kado Germany (59)	Non-executive Director	Non-executive Director of Ultimate Parent since April 2002; Chairman of Marsh & McLennan Holdings GmbH and formerly Chief Financial Officer of Nixdorf Computer AG and of Dyckerhoff AG and Senior Advisor at Principal Finance Group/Nomura International; c/o Marsh & McLennan Holdings GmbH, Marstallstrasse 11, 80539 Munich, Germany.
Andrew P. Lynch (47)	Finance Director	Finance Director of Ultimate Parent since 1997. Prior to 1997, Finance Director of Ultimate Parent's UK Division; Director of Group Holdings since January 1997; Director of Overseas Holdings since March 1998; a Non-executive Director of Dixons Group PLC.
Ronald M. Morley (51)	Company Secretary	Company Secretary since 1989; Director of Group Holdings since May 2001; Director of Overseas Holdings since July 1999.

Directors and Executive Officers of Group Holdings

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Group Holdings and certain other information are set forth below. Where such individual is also a director or executive officer of Ultimate Parent, biographical information has not been provided. Unless otherwise indicated below, (1) the address of each Group Holdings director and executive officer is c/o Compass Group PLC, Guildford Street, Chertsey, Surrey, England KT16 9BQ; and (2) the directors and executive officers listed below are citizens of the United Kingdom.

Name and Citizenship (Age at 2/18/04)	Positions and Offices Held with Group Holdings	Principal Occupation and Business Experience During Past Five Years; Outside Directorships
Michael J. Bailey (55)	President and Chief Executive Officier	See biographical information under Ultimate Parent Board.

Name and Citizenship (Age at 2/18/04)	Positions and Offices Held with Group Holdings	Principal Occupation and Business Experience During Past Five Years; Outside Directorships
Alain F. Dupuis (59)	Director	See biographical information under Ultimate Parent Board.
Andrew P. Lynch (47)	Director	See biographical information under Ultimate Parent Board.
Ronald M. Morley (51)	Director	See biographical information under Ultimate Parent Board.
Andrew V. Derham (50)	Company Secretary	Deputy Company Secretary for Ultimate Parent since January 2001; Secretary for Granada Group PLC from 1989 to January 2001; Company Secretary of Group Holdings since May 2002; Company Secretary of Overseas Holdings since May 2002.

Directors of Overseas Holdings

        The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director of Overseas Holdings and certain other information are set forth below. Where such individual is also a director or executive officer of Ultimate Parent or Group Holdings, biographical information has not been provided. Unless otherwise indicated below, (1) the address of each Overseas Holdings director is c/o Compass Group PLC, Guildford Street, Chertsey, Surrey, England KT16 9BQ; and (2) the directors listed below are citizens of the United Kingdom. Overseas Holdings does not have executive officers.

Name and Citizenship (Age at 2/18/04)	Positions and Offices Held with Overseas Holdings	Principal Occupation and Business Experience During Past Five Years; Outside Directorships
Francis H. Mackay (59)	Director	See biographical information under Ultimate Parent Board.
Michael J. Bailey (55)	Director	See biographical information under Ultimate Parent Board.
Antoine E. A. Cau France (56)	Director	Chairman and Chief Executive, Western Europe Division of Ultimate Parent since January 2001; Chief Executive of Forte Hotels from 1998 to January 2001; Director of Overseas Holdings since June 2001
Andrew P. Lynch (47)	Director	See biographical information under Ultimate Parent Board.
Ronald M. Morley (51)	Director	See biographical information under Ultimate Parent Board.
Andrew V. Derham (50)	Company Secretary	See biographical information under Group Holdings Board.

       During the last five years, none of Purchaser, Parent, Ultimate Parent, CHI, Group Holdings, Overseas Holdings or Hospitality Holdings, nor, to the best knowledge of Purchaser and Parent, any of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to any civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

      No shares of Common Stock have been purchased, directly or indirectly, by the Reporting Persons. Rather, as an inducement and a condition to their entering into the Merger Agreement (as defined below), the Reporting Persons and the the Tendering Shareholders (as defined below) have entered into a Tender and Voting Agreement and a Tender Agreement (each, as defined below), pursuant to which the Tendering Shareholders have agreed to tender their shares of Common Stock in the Offer (as defined below) and, in the case of the Tendering Shareholder party to the Tender and Voting Agreement, to vote his shares of Common Stock in favor of the Merger Agreement (as more fully described in Item 4 of this Statement). The total amount of funds required to purchase all of the shares of Common Stock pursuant to the Offer, to consummate the merger between Purchaser and the Company and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $32,675,000. Purchaser will obtain necessary funds from capital contributions or intercompany advances from Parent, either directly or through one or more wholly owned subsidiaries of Parent. Parent will obtain such funds from internally generated funds including its banking facilities. The Offer is not conditioned upon any financing arrangement.

Item 4. Purpose of Transaction

      The Reporting Persons have not purchased any shares of Common Stock of the Company. The Reporting Persons are making this filing solely because they may be deemed to have beneficial ownership of the shares of Common Stock reported herein pursuant to the Tender and Voting Agreement and the Tender Agreement in order to facilitate the Merger pursuant to the Merger Agreement.

      The Reporting Persons disclaim beneficial ownership over any shares of Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of Common Stock.

      The Offer, as the first step in the acquisition of the Company, is intended to facilitate Parent's acquisition of all the outstanding shares of Common Stock. The purpose of the Merger is to acquire all outstanding shares of Common Stock not tendered and purchased pursuant to the Offer or otherwise.

      The Offer and the Merger Agreement

      The Company and the Reporting Persons entered into an Agreement and Plan of Merger, dated as of February 18, 2004, as amended, in the form attached hereto as Exhibit 2 (the "Merger Agreement"), which is incorporated herein by reference. Upon the terms and subject to the conditions of the Merger Agreement, Purchaser agreed to commence, no later than 6 business days following public announcement of the terms of the Merger Agreement, a tender offer to purchase all outstanding shares of Common Stock at a price of $3.40 per share, net to the seller in cash, without interest (the "Offer"). In addition, upon the terms and subject to the conditions of the Merger Agreement, following the purchase of shares of Common Stock in the Offer, Purchaser will be merged with and into the Company (the "Merger") and in connection therewith each outstanding share of Common Stock will be entitled to receive in cash an amount per share equal to the price per share offered in the Offer.

     The obligation of Purchaser to consummate the Offer and to accept for payment and pay for any shares of Common Stock tendered pursuant to the Offer is subject to a number of conditions, including there being validly tendered and not withdrawn that number of shares of Common Stock that represents at least 90% of the total number of outstanding shares of Common Stock on the date of purchase (the "Minimum

Condition"). If more than 50% but less than 90% of the outstanding shares of Common Stock are validly tendered pursuant to the Offer and not withdrawn, Purchaser and Parent will either extend the Offer, exercise the Option Agreement in the manner described below, or reduce the number of shares of Common Stock subject to the Offer to a number equal to 49.9% of the outstanding shares of Common Stock.

       The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for, at least 49.9% of the shares of Common Stock pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board of Directors of the Company equal to that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of shares of Common Stock so accepted for payment and paid for by Purchaser bears to (ii) the number of such shares of Common Stock outstanding, and the Company shall, at such time, cause Purchaser's designees to be so elected. In connection with the foregoing, the Company has agreed to promptly, at the option of Purchaser, either increase the size of the Board of Directors of the Company or obtain the resignation of such number of its directors as is necessary to enable Purchaser's designees to be elected or appointed to the Board of Directors of the Company as provided above.

     Upon completion of the Merger, or if permissible, upon completion of the Offer, Parent intends to apply for delisting of the Stock from the Nasdaq Stock Market and for termination of the Company's registration pursuant to Section 12(g) of the Exchange Act.

     The Option Agreement

      Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons and the Company entered into a Stock Option Agreement, dated as of February 18, 2004, in the form attached hereto as Exhibit 5 (the "Option Agreement"), which is incorporated herein by reference . Under the Option Agreement, the Company granted the Reporting Persons an irrevocable option (the "Top-Up Stock Option") to purchase that number of shares of Common Stock (the "Top-Up Option Shares") equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser, Parent and any other subsidiary of Parent immediately following the consummation of the Offer, will constitute one share more than 90% of the shares of Common Stock then outstanding (assuming the issuance of the Top-Up Option Shares), calculated in accordance with the Option Agreement at a purchase price per Top-Up Option Share equal to the Offer Price.  However, the Top-Up Stock Option will not be exercisable if the number of shares of Common Stock subject thereto exceeds the number of authorized shares of Common Stock available for issuance.

     Subject to the terms and conditions of the Option Agreement, the Top-Up Stock Option may be exercised by the Reporting Persons, at their election at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A "Top-Up Exercise Event" will occur, for purposes of the Option Agreement, only upon Purchaser's acceptance for payment pursuant to the Offer of Shares constituting, together with shares of Common Stock owned directly or indirectly by Purchaser, Parent or any other subsidiary of Parent, more than 88% but less than 90% of all outstanding Shares on the date of purchase. Except as provided in the last sentence of this paragraph, the "Top-Up Termination Date" will occur, for purposes of the Option Agreement, upon the earliest to occur of: (1) the Effective Time; (2) the date that is 20 business days after the Specified Date (as defined in the Merger Agreement); (3) the termination of the Merger Agreement; and (4) the date on which Purchaser reduces the Minimum Condition to the Revised Minimum Number (as defined in the Merger Agreement) and accepts for payment the Revised Minimum Number of shares of Common Stock. Nevertheless, even if the Top-Up Termination Date has occurred, Parent and Purchaser will be entitled to purchase the Top-Up Option Shares if it has exercised the Top-Up Stock Option in accordance with the terms of the Option Agreement prior to such occurrence.

      The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Stock Option is subject to the following conditions: (a) no provision of any Contract (as defined in the

Merger Agreement), Benefit Plan (as defined in the Merger Agreement), instrument, applicable law or regulation and no judgment, injunction, order or decree shall prohibit the issuance of the Top-Up Stock Option, the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares in respect of any such exercise; (b) no lawsuit shall be pending seeking to prevent the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares; and (c) delivery of the Top-Up Option Shares would not require shareholder approval pursuant to the rule set forth in Section 4350(i)(1)(D) of the Nasdaq Marketplace Rules (although Parent and Purchaser may waive this condition in their sole discretion).

     The Tender and Voting Agreement and the Tender Agreement

     Concurrently with the execution and delivery of the Merger Agreement the Reporting Persons and Mr. Sayed Ali, the President and Chief Executive Officer of the Company, entered into a Tender and Voting Agreement, in the form attached hereto as Exhibit 3 (the "Tender and Voting Agreement"), which is incorporated herein by reference. Pursuant to the Tender and Voting Agreement, Mr. Ali agreed to tender into the Offer the shares of Common Stock currently owned by him. The Tender and Voting Agreement further provides that Mr. Ali must vote his Shares during the term of the Tender and Voting Agreement (a) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement; (b) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of Mr. Ali contained in the Tender and Voting Agreement; and (c) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Takeover Proposal (as defined in the Merger Agreement)) that could reasonably be expected to result in any of the conditions to the Offer or to the Company's obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere with, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Tender and Voting Agreement, in each case at any annual, special or other meeting or action of the shareholders of the Company, in lieu of a meeting or otherwise. If Mr. Ali fails to vote his shares of Common Stock in accordance with the foregoing, he has, in the Tender and Voting Agreement, irrevocably appointed Purchaser as his proxy to vote his Shares in connection with the transaction in the following manner: (i) for the adoption and approval of the Merger Agreement and the Merger and (ii) otherwise as Mr. Ali is contractually bound to vote them pursuant to the Tender and Voting Agreement, including with respect to the transaction or any Takeover Proposal.

     Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons and J. Stewart Jackson, IV, and individual Company shareholder, entered into a Tender Agreement, in the form attached hereto as Exhibit 4 (the "Tender Agreement" and, together with the Tender and Voting Agreement, the "Tender Agreements"), which is incorporated herein by reference. Pursuant to the Tender Agreement, Mr. Jackson agreed to tender into the Offer the shares of Common Stock currently owned by him. Mr. Jackson has also agreed that, to the extent that he has a beneficial interest in any other Shares that are not subject to the Tender Agreement, he will use his best efforts to cause such shares of Common Stock to be tendered in the Offer as soon as possible after its commencement. Mr. Ali and Mr. Jackson are collectively referred to herein as the "Tendering Shareholders".

      The Tender Agreements further provide that the Tendering Shareholders will not (a) except as consented to in writing by Parent in its sole discretion, directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit their right to vote in any manner any of their shares of Common Stock subject to the Tender Agreements, or agree to do any of the foregoing, and (b) take any action that would have the effect of preventing or disabling them from performing their obligations under the Tender Agreements.

      In addition, during the term of the Tender Agreements, neither the Tendering Shareholders nor any person acting as an agent of either of them or otherwise on their behalf shall, directly or indirectly, (a) solicit, initiate, facilitate or encourage any inquiries relating to, or the submission of, any Takeover Proposal, (b) participate in any discussions or negotiations regarding any Takeover Proposal, or furnish to any person any information or data with respect to or provide access to the properties of the Company or its subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (c) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal, except, with respect to Mr. Ali, to the extent permitted under the Merger Agreement. The Tendering Shareholders agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing.

      The Tender Agreements terminate upon the earliest of (1) the Effective Time, (2) the termination of the Merger Agreement in accordance with its terms or (3) such date and time as any amendment to the Merger Agreement is effected without the Tendering Shareholder's consent.

      Collectively, the Tender Agreements represent 3,562,668 Shares, or approximately 40.3% of all outstanding Shares on February 18, 2004.

      The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto. Please refer to the more detailed provisions of the Merger Agreement, the Tender and Voting Agreement and the Tender Agreement set forth as Exhibits attached hereto.

      Plans For The Company

      Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing the Company's potential contribution to Parent's business.

      Except as otherwise indicated, Parent does not have any current plans or proposals that relate to or would result in any of the following: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present management of the Company; any material changes in the Company's present capitalization or dividend policy; or any other material change in the Company's corporate structure or business, except that as of the Effective Time of the Merger, the present members of the Board of Directors of the Company will resign. Parent expects that the Board of Directors of the Company would not declare dividends on the Shares.

Item 5. Interest in Securities of the Company

      The Reporting Persons may be deemed to beneficially own 3,562,668 shares of Common Stock as a result of entering into the Tender and Voting Agreement and the Tender Agreement, which, based on representations made by the Company in the Merger Agreement, represents approximately 40.3% of the outstanding shares of Common Stock. With respect to these shares of Common Stock, the Reporting Persons may be deemed to have shared voting power with respect to 900,000 shares of Common Stock and shared dispositive power with respect to 3,562,668 shares of Common Stock. To the knowledge of Parent and Purchaser, none of the persons identified in Item 2 beneficially owns any securities of the Company. Except as specifically set forth herein, Parent and Purchaser disclaim beneficial ownership over any shares of Common Stock, including the power to vote, to direct the voting of, to dispose of, or to direct the disposition of, any shares of Common Stock.

       Except for the transactions reported herein, none of the Reporting Persons, nor to their knowledge, any other person identified in Item 2, has effected any other transaction involving the shares of Common Stock within 60 days preceeding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

      Reference is made to Items 4 and 5 of this Statement, which are incorporated herein by reference, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement with respect to joint filing of Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated March 1, 2004, by and among each of the Reporting Persons.
Exhibit 2	Agreement and Plan of Merger dated as of February 18, 2004, among Parent, Purchaser and the Company, together with Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2004, among Parent, Purchaser and the Company (Incoporated herein by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2004).

Exhibit 3	Tender and Voting Agreement dated as of February 18, 2004, among Parent, Purchaser and Sayed Ali (Incoporated herein by reference to Exhibit (d)(2) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2004).

Exhibit 4	Tender Agreement dated as of February 18, 2004, among Parent, Purchaser and J. Stewart Jackson, IV (Incoporated herein by reference to Exhibit (d)(3) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2004).

Exhibit 5	Stock Option Agreement dated as of February 18, 2004, among Parent, Purchaser and the Company (Incoporated herein by reference to Exhibit (d)(4) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2004).

                                                                                                           Signatures

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : March 1, 2004

YORKMONT FIVE, INC. By: /s/ THOMAS G. ONDROF Thomas G. Ondrof President
COMPASS GROUP USA INVESTMENTS, LLP By: /s/ THOMAS G. ONDROF Thomas G. Ondrof Authorized Representative

EXHIBIT INDEX

Exhibit                                               Description of Document

Exhibit 1	Agreement with respect to joint filing of Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated March 1, 2004, by and among each of the Reporting Persons.
Exhibit 2	Agreement and Plan of Merger dated as of February 18, 2004, among Parent, Purchaser and the Company, together with Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2004, among Parent, Purchaser and the Company (Incoporated herein by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2004).

Exhibit 3	Tender and Voting Agreement dated as of February 18, 2004, among Parent, Purchaser and Sayed Ali (Incoporated herein by reference to Exhibit (d)(2) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2004).

Exhibit 4	Tender Agreement dated as of February 18, 2004, among Parent, Purchaser and J. Stewart Jackson, IV (Incoporated herein by reference to Exhibit (d)(3) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2004).

Exhibit 5	Stock Option Agreement dated as of February 18, 2004, among Parent, Purchaser and the Company (Incoporated herein by reference to Exhibit (d)(4) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 26, 2004).